EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated. Amounts for all years have been adjusted to include only continuing operations.

(in thousands, except ratios)	2014	2013	2012	2011	2010
Income before income taxes	$91,508	$87,900	$79,408	$33,580	$(20,163)
Plus: Fixed Charges	22,049	22,979	17,768	18,049	7,297
Income available to cover fixed charges	$113,557	$110,879	$97,176	$51,629	$(12,866)

Ratio of earnings to fixed charges	5.2	4.8	5.5	2.9	(1.8)

Fixed charges:
Interest expense	$13,442	$14,653	$9,706	$10,703	$4,022
Interest portion of rent expense (1)	8,448	7,955	7,673	7,346	3,275
Capitalized interest	159	371	389	—	—
Total fixed charges	$22,049	$22,979	$17,768	$18,049	$7,297
(1) One-third of total rent expense is the portion deemed representative of the interest factor.
For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.